

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 31, 2022

Brad Rogers
Chief Executive Officer
Red White & Bloom Brands Inc.
8810 Jane St, 2nd Floor
Concord, ON Canada L4K 2M9

>   **Re: Red White & Bloom Brands Inc.**
>   **20-F filed September 15, 2021**
>   **File No. 000-55992**

Dear Brad Rogers:

We issued comments to you on the above captioned filing on September 22, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 14, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Sharon Blume, Accounting Branch Chief, at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance